ECLIPSE FUNDS

51 Madison Avenue

New York, NY 10010

February 23, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eclipse Funds (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on February 16, 2012 regarding the Schedule 14A for the Registrant filed on February 10, 2012.

Your comments and the Registrant’s responses thereto are provided below. Series of the Registrant included in the above filing are referred to as “Funds”.

Comment 1: You asked us to confirm that the Trustees do not believe that there are any material disadvantages to the proposed reorganizations contained in Proposal #1.

Response: We confirm that the Trustees do not believe that there are any material disadvantages to the proposed reorganizations contained in Proposal #1.

Comment 2: You asked us to confirm that additional risk factor language is not necessary as a result of the proposed changes to the Funds’ Fundamental Investment Restrictions contained in Proposal #3.

Response: As stated under “What Effect will the Proposed Changes to the Funds’ Investment Restrictions Have on the Funds?”, neither the Funds’ investment manager, New York Life Investment Management LLC, nor the subadvisors, intend to alter materially the way in which they manage any of the Funds, and therefore believe that the proposed changes will not, either individually or in the aggregate, materially affect the investment risk currently associated with any Fund. Therefore, we confirm that additional risk factor language is not necessary as a result of the proposed changes described above.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Sander M. Bieber